125


05008452

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Sharpe Resources Corp.

*CURRENT ADDRESS

PROCESSED
JUN 01 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4009 FISCAL YEAR 12-31-04

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/31/05

Sharpe Resources Corporation
Annual Report 2004


Sharpe

To our shareholders,

During the year Sharpe has continued to evaluate opportunities in the energy resources business concentrating on the coal, coal bed methane and shale gas sectors. Currently several opportunities are being considered for possible participation.

The Company has also made plans to participate in a gold-silver project in Nevada, the Como Project located in Lyon County, Nevada. The geothermal opportunities are also under study in Nevada.

We are optimistic that the effort in 2005 will result in the establishment of productive long term projects. The financing of these projects will be managements challenge during the coming year.



Roland M. Larsen
President & CEO
May, 2005

Corporate Profile

Sharpe Resources Corporation is a natural resources company with interests in Texas oil and gas properties with plans to enter a Nevada precious metals program. The Company's shares are listed on the OTC:BB under the symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange. At yearend 2004, Sharpe had an aggregate 38,503,283 shares of which 35,184,803 were issued and outstanding.

Growth Profile

During the past 6-7 years the Company has concentrated on the US oil and gas business with the emphasis on Texas. The future of this business for the Company is considered to be hampered by the generally high prices for quality oil and gas properties in this region. Due to these conditions the Company has elected to look for additional opportunities outside of the oil and gas resource sector for future growth.

In 2003, Sharpe sold a 32% interest in its West Thrifty Unit in Texas which is held in its wholly-owned subsidiary Sharpe Energy Company. The Corporation plans to continue to evaluate opportunities within the natural resources business.

Areas of Activity

Texas/Kentucky/West Virginia Oil & Gas

Sharpe is currently positioned to take advantage of certain opportunities to include the development of a significant oil asset, the West Thrifty waterflood project and secondly to develop the large scale opportunity, Barnett shale gas (and oil) project which has proven to be very productive northeast of this area in the Fort Worth basin. This program will include additional strategic acquisitions as a means to insure that the Company will achieve its growth objectives.

The onshore projects to include the 1,100 acre West Thrifty Unit (Fry Sand) properties and the 1,000 acre Quita (Ellenberger Formation) field are located in central-Texas. Additional growth over the next 2-5 years is expected from continued production, development and strategic acquisitions. Financial projections are included in this section.

Sharpe plans to develop the oil and gas resources of the Barnett shale formation on its current and expanded property position. The Barnett is approximately 150'-250' in thickness and lies stratigraphically on top of the Ellenberger formation at a depth of between 2,400-2,600 feet within the project area. Recently, Barnett wells have been drilled to include Ellenberger well recompletions adjacent to Sharpe's property position that may indicate a "new" productive formation in this area of Texas. The Barnett is very productive northeast of this area within the Fort Worth basin where Devon Energy Corp. (formally Mitchell Energy Inc.) has a large active program that is currently producing approximately 425 MMcfpd from the Barnett shale. The Company's initial program could include the recompletion of all or a portion of its 16 Ellenberger wells in the Barnett formation could result in an initial production rate of 100 mcf per day per well. At Devon's project, northeast of this area, reserve estimates include more than 146 bcf per square mile.

Eastern US (Appalachian) and Wyoming Coal

Sharpe has plans to evaluate the potential for acquisitions in Tennessee, West Virginia, Kentucky and Wyoming. The first project is expected to be a producing operation in either Kentucky or West Virginia and Wyoming. The acquisition of advanced proven reserves of high BTU, low sulfur coal will be a top priority. All of the projects offer very good opportunities for expanding the resource/reserves.

The Company has several projects that offer potential to increase the production rate through further development within the existing properties as well as additional properties in inventory that will be further explored to determine the potential for future development in the near term.

The result of the current wave of mining industry mergers, involving most medium to large size mining companies, is the formation of even larger mining companies that require equally larger deposits. Instead of striving to enter the ranks of the "largest" mining companies, our niche is to exploit the smaller lower capital cost yet higher quality development projects. The company will concentrate on achieving production and cash flow at the earliest possible date.

Sharpe Resources Corporation
(continued under the New Brunswick Business Corporation Act)

(Expressed in United States Dollars)
Consolidated Financial Statements

December 31, 2004 and 2003

March 1, 2005

Auditors' Report

To the Shareholders of
Sharpe Resources Corporation

We have audited the consolidated balance sheet of Sharpe Resources Corporation, as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards issued by the Public Company Accounting Oversight Board "United States". Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations and deficit and cash flows for the year ended December 31, 2002 were audited by other auditors who expressed an opinion without reservation on the financial statements in their audit report dated March 31, 2003.

"McCarney Greenwood LLP"

Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated March 1, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants

Sharpe Resources Corporation
(Expressed in United States Dollars)

	December 31 2004	December 31 2003
Assets		
Current assets		
Cash	$ 34,557	$ 62,231
Trade and sundry receivables	19,620	18,332
Notes receivable	-	89,228
Due from related parties (Note 6)	21,547	33,070
Inventory	5,760	6,670
	81,484	209,531
Option to acquire Mineral property (Note 1)	78,125	-
	$ 159,609	$ 209,531
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 96,937	$ 61,979
Due to related parties (Note 6)	76,515	44,609
	173,450	106,588
Long term debt (Note 3)	664,533	664,533
Future site restoration and abandonment costs	13,500	13,500
	851,483	784,621
Capital Stock and Deficit		
Share Capital (Note 4)	10,999,986	10,921,861
Contributed surplus (Note 4)	17,660	17,660
Deficit	(11,709,520)	(11,514,611)
	(691,874)	(575,090)
	$ 159,609	$ 209,531

Approved by the Board "Roland Larsen" Director "Kimberly L. Koerner" Director

Sharpe Resources Corporation
(Expressed in United States Dollars)

	Years ended December 31		
	2004	**2003**	**2002**
Petroleum and natural gas revenue	$ 108,998	$ 159,527	$ 55,631
Operating and administrative expenses			
Operating	202,395	253,638	237,800
General and administrative	72,891	75,235	100,652
Depletion, depreciation and amortization	-	15,366	19,987
Interest on advance	2,040	2,040	(41,128)
Interest on long term debt	26,581	26,623	(41,128)
	303,907	372,902	317,311
(Loss) before the following	(194,909)	(213,375)	(261,680)
Write off of related party loans	-	-	149,681
Gain on disposal of petroleum and natural gas properties	-	189,727	-
Gain on disposal of capital asset	-	10,000	-
(Loss) before income taxes	(194,909)	(13,648)	(111,999)
Income taxes (Note 5)	-	-	-
Net (loss)	$ (194,909)	$ (13,648)	$ (111,999)
Deficit, beginning of year	$ (11,514,611)	$ (11,500,963)	$ (11,388,964)
Net (loss)	(194,909)	(13,648)	(111,999)
Deficit, end of year	$ (11,709,520)	$ (11,514,611)	$ (11,500,963)

(Loss) per common share (Note 4(f))			
Basic	$ (0.01)	$ 0.00	$ 0.00
Diluted	$ (0.01)	$ 0.00	$ 0.00

Sharpe Resources Corporation
(Expressed in United States Dollars)

	Years ended December 31		
	2004	2003	2002
Increase (decrease) in cash			
Cash flows from operating activities			
Net (loss)	$ (194,909)	$ (13,648)	$ (111,999)
Operating items not involving cash			
Depreciation, depletion and amortization	-	15,366	19,987
Common stock/Stock options awarded	-	17,660	-
Gain on disposal of petroleum and natural gas properties	-	(189,727)	-
Gain on disposal of capital asset	-	(10,000)	-
Gain on settlement of debt	-	-	(149,681)
Changes in non-cash operating working capital (Note 7)	167,235	(30,665)	134,769
Cash flows (used in) operating activities	(27,674)	(211,014)	(106,924)
Cash flows from financing activities			
Repayments on long term debt	-	-	(117,654)
Cash flows (used in) financing activities	-	-	(117,654)
Cash flows from investing activities			
Additions to petroleum and natural gas properties	-	-	(31,404)
Proceeds on disposal of petroleum and natural gas properties	-	189,727	-
Proceeds on disposal of capital assets	-	10,000	-
Cash flows from (used in) investing activities	-	199,727	(31,404)
(Decrease) in cash during the year	(27,674)	(11,287)	(255,982)
Cash, beginning of year	62,231	73,518	329,500
Cash, end of year	$ 34,557	$ 62,231	$ 73,518

(Expressed in United States Dollars)

1. Nature of operations

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged primarily in the exploration for production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the company sold substantially all of its petroleum and natural gas properties. The Company still retains interests in two oil producing properties located in the state of Texas. The Company is continuing to evaluate opportunities within and outside of the natural resources business.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the Chapter 11 Plan") was confirmed under which the Company recorded a gain on settlement of debt of $1,313,900 in 2000. At December 31, 2004 and 2003 the Company still has outstanding debt under the Chapter 11 Plan, the details of which are described in Note 3. The Company also recorded gains on settlement of $149,681 in 2002.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S. Sharpe has purchased an option (the "Option") from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. Summary of significant accounting policies

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The more significant accounting policies are as follows:

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 10.

(a) Consolidation

These consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary Sharpe Energy Company. All significant intercompany balances and transactions have been eliminated on consolidation.

(b) Joint operations
The Company conducts substantially all of its petroleum and natural gas exploration and production activities jointly with others. The consolidated financial statements reflect only the Company's interest in such activities.

(c) Revenue recognition
Revenue from the sale of petroleum and natural gas is recognized upon the passage of title, net of royalties and net profits interests.

(d) Inventory
Inventory is carried at the lower of average cost and net realizable value.

(e) Petroleum and natural gas properties
Capitalized costs
The Company follows the full-cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration of and development of petroleum and natural gas resources are capitalized. Costs include lease acquisitions, geological and geophysical expenses, delay rentals and costs of drilling both productive and non-productive wells. Proceeds from the disposal of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion and depreciation
Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proved petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude petroleum.

Ceiling Test
The Company uses the full cost method of accounting for oil and gas activities. The method requires a detailed impairment calculation when events or circumstances indicate a potential impairment of the carrying amount of oil and gas assets may have occurred, but at least annually. An impairment loss is recognized when the carrying amount of a cost centre is not recoverable and exceeds its fair value. The carrying amount is assessed to be recoverable when the sum of the undiscounted cash flows expected from proved reserves plus the cost of the unproved interest, net of impairments, exceeds the carrying amount of the cost centre. When the carrying amount is assessd not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows from proved and probable reserves plus the cost of unproved interest, net of impairments, of the cost centre. The cash flows are estimated using expected future product prices and cost and are discounted using a risk-free interest rate.

Future site restoration and abandonment costs
The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The associated asset retirernent costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

(f) Mining interest
The Company is in the exploration stage and does not derive any income from its mining operations. It is the Company's policy to defer expenditures related to the exploration and development of its mining properties (including direct admininistrative expenditure, if any) until such time as they are brought into commercial production. The cost of acquiring the mining property and all related deferred exploration and development expenditures will be amortized on a unit of production basis.

The recorded book value of mining properties is not intended to reflect their present of future value. Should a mining property become impaired as evidenced by unfavourable exploration results, or a decision to discontinue further work, the acquisition cost and related deferred exploration and development expenditures will be expensed.

(g) Stock-based compensation
The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new options awards granted on or after January 1, 2003. The fair value compensation expense recorded for the year ended December 31, 2003 was $17,660 (Sec Note 4(e)). The pro-forma expense, using the intrinsic value based method, for awards granted for the year ended December 31, 2002 was $110,000. During the year no options were granted and none vested in the current year.

(h) Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using substantially enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(i) Foreign currency translation
The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiary are considered to be of an integrated nature.

Monetary assets and liabilities of the parent Company denominated in Canadian funds are translated into United States funds at year end rates of exchange. Other assets and liabilities and capital stock of the parent Company are translated at historical rates. Revenues and expenses of the parent Company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations.

3. Long term debt

	2004	2003
Unsecured vendor loan claims	$ 664,533	$ 664,533

Pursuant to the Chapter 11 Plan, agreed unsecured vendor loan claims were paid a 10% cash payment. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable in 2006. At the

(Expressed in United States Dollars)

discretion of the Company, the certificates can be redeemed, all or in part at a discount, based upon the time of redemption. The amount outstanding has been classified as debt and the dividend payments are reflected as interest expense to reflect this classification.

4. Share Capital

(a) Authorized

Unlimited (2003- unlimited) common shares without par value.

(b) Issued

35,184,803 Common Shares $ 10,999,986

Common shares issued:	Shares #	Amount $
Balance, December 31, 2003 and 2002	33,184,803	10,921,861
Shares issued for mineral property (Note 1)	2,000,000	78,125
Balance, December 31, 2004	35,184,803	10,999,986

(c) Warrants

The Company did not issue any warrants during the year. The following table sets out the warrant activity during the year.

	Number of warrants	$
Balance, December 31, 2002 and 2003	500,000	-
Expired warrants (i)	(500,000)	-
Balance, December 31, 2004	-	-

(i) At December 31, 2002 warrants to acquire 500,000 common shares of the Company at a price of Canadian $1.00 per share until May 12, 2004 were outstanding. These warrants expired on May 12, 2004.

There were no warrants outstanding at December 31, 2004.

(Expressed in United States Dollars)

(d) Stock options
The Company grants stock options for the purchase of common shares to its directors and officers. These options are valid for a maximum of 5 years from the date of issue. Vesting terms and conditions are determined by the Board of Directors at the time of the grant. The exercise price of each option equals the market price prevailing at the date of the grant. The changes in stock options for each of the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004		2003		2002	
	Number	Weighted amount exercise price per share (Cdn $)	Number	Weighted amount exercise price per share (Cdn $)	Number	Weighted amount exercise price per share (Cdn $)
Balance,outstanding, beginning of year	3,250,000	$0.10	2,039,000	$0.11	1,690,000	$0.15
Activity in the year						
Granted	-	$ -	1,431,000	$0.10	1,715,000	$0.15
Expired or cancelled during the year	-	$ -	(220,000)	$0.12	(1,366,000)	$0.15
Balance, outstanding, end of year	3,250,000	$0.10	3,250,000	$0.10	2,039,000	$0.11

A summary of stock options outstanding is as follows:

Exercise price per share (Cdn $)	Expiry date	Number of shares remaining subject, to options at December 31 2004	2003
$0.10	May 8, 2008	1,431,000	1,431,000
$0.10	May 13, 2007	1,000,000	1,000,000
$0.10	May 8, 2007	600,000	600,000
$0.15	May 4, 2005	219,000	219,000
		3,250,000	3,250,000

(e) Contributed surplus adjustment and stock option compensation
At December 31, 2003 all options had vested and were fully expensed. The value for the stock options granted were estimated using the Black-Scholes pricing model based on the following assumptions: dividend yield 0%, volatility 93%, risk-free interest rate of 4.5% and an expected life of 5 years. As a result, the fair value was determined to be $17,660. There was no change in contributed surplus in 2004.

(Expressed in United States Dollars)

(f) *Basic and diluted loss per share*

The following table sets forth the computation of basic and diluted (loss) per share:

	2004	2003	2002
Numerator:			
(Loss) for the year	$ (194,909)	$ (13,648)	$ (111,999)
Numerator for basic and diluted earnings	$ (194,909)	$ (13,648)	$ (111,999)
Denominator:			
Weighted average number of common shares	33,782,063	33,184,803	33,184,803
Denominator for basic and diluted (loss) per share	33,782,063	33,184,803	33,184,803
Effect of dilutive securities:			
Stock Options (i)	-	-	-
Warrants (ii)	-	-	-
Denominator for diluted (loss) per share	33,782,063	33,184,803	33,184,803
Basic (loss) per share	$ (0.01)	$ 0.00	$ 0.00
Diluted (loss) per share	$ (0.01)	$ 0.00	$ 0.00

(i) Due to the loss in 2004, 2003 and 2002, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive.

(ii) The Company's preferred stock (Note 3), bearing quarterly dividend of 4% per annum has been excluded from the numerator, since the amount has been classified as debt and the dividend payments are reflected as interest. The dividends on the preferred shares are not presented as equity instruments.

5. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. There are no future tax liabilities.

The following table reflects future income tax assets at December 31, 2004 and 2003.

	2004	2003
Unclaimed non-capital losses	$ 947,572	$ 1,034,486
Income tax value of capital assets over carrying value	54,321	51,000
Future site restoration costs not yet deductible	-	5,000
Unclaimed share issue costs	29,000	29,000
Excess petroleum tax basis over accounting value	68,725	65,523
	1,099,618	1,185,009
Valuation allowance	(1,099,618)	(1,185,009)
Future income tax assets recognized	$ -	$ -

The Company provided a valuation allowance equal to the future tax assets as it is not presently more likely than not that they will be realized. The Company's income tax expense for each of the years ended is as follows:

(Expressed in United States Dollars)

	2004	2003	2002
Current income tax expense	$ -	$ -	$ -
Future income tax expense (recovery)	-	-	-
Total income tax expense (recovery)	$ -	$ -	$ -

The Company's actual income tax expense for each of the years ended is made up as follows:

	2004	2003	2002
(Loss) before income taxes reflected in consolidated statements of operations	$ (194,909)	$ (13,648)	$ (111,999)
Expected income tax expense (recovery)	(70,401)	(4,998)	(41,000)
Deductible share issue costs	(10,000)	(10,000)	(10,000)
Loss reduction relating to gain on settlement of debt	-	-	(55,000)
Statutory rate difference - Canada/U.S.(i)	(2,304)	(171)	(4,000)
Valuation allowance	82,705	15,169	110,000
Income tax expense (recovery)	$ -	$ -	$ -

(i) The statutory rate difference between Canada and U.S. is 1.12%. This was computed using the combined tax rate of 36.12% (Federal tax rate of 22.12% and Ontario tax rate of 14%). The U.S. combined tax rate is 35% (U.S. top Federal tax rate of 35% and Texas State tax rate of 0%).

Non capital losses and resource pools
The Company has resource pools of $272,000 (Canadian Exploration Expenditures of $209,744 and Canadian Development Expenditures of $62,543). It also has unclaimed share issue costs of $10,000. The Company has non-capital loss carryforwards of approximately $2,623,400 which can be used to reduce taxable income of future years. No benefit from these amounts has been recorded in these financial statements. The non-capital losses will expire as follows;

2005	$ 477,400
2006	322,600
2007	623,900
2008	849,100
2009	170,700
2010	143,300
2011	36,400
	$ 2,623,400

6. Related party transactions not disclosed elsewhere

Transactions with related parties not disclosed elsewhere in these financial statements comprise:

	2004	2003
Due from related party (a)	$ 21,547	$ 33,070
Due to related party (a)	$ 76,515	$ 44,609

(a) These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

(Expressed in United States Dollars)

Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director. The above transactions are measured at the exchange amount.

7. Supplemental cash flow information

	2004	2003	2002
Changes in non-cash working capital			
Trade and sundry receivables	(1,288)	(16,664)	$ 227,889
Notes receivable	89,228	(69,528)	(19,700)
Inventory	910	11,867	(11,566)
Accounts payable and accrued liabilities	34,958	504	2,281
Advances to/from related parties	43,427	43,156	(64,135)
	$ 167,235	$ (30,665)	$ 134,769
Operating activities	$ 167,235	$ (30,665)	$ 134,769
Financing activities	-	-	-
Investing activities	-	-	-
	$ 167,235	$ (30,665)	$ 134,769
Interest paid	$ 24,474	$ 28,663	$ 25,989
Income taxes paid	$ -	$ -	$ -

8. Financial instruments

Fair Value
At December 31, 2004 the Company's financial instruments consisted of cash and cash equivalents, trade and sundry receivables, notes receivables, due from related parties, accounts payable and accrued liabilities, and due to related parties. The Company estimates that these short term financial instruments approximates their carrying values due to their short term maturity. The characteristics of long term financial instruments are detailed in Note 3.

Credit risk management
Receivables include accounts receivable for petroleum and natural gas sales, which were made to a large credit worthy customer in the United States. The Company has a long history with this customer and has had no problems in the past. Accordingly, the Company views credit risk on these amounts as low.

The Company is exposed to losses, in the event of non-performance by counter-parties to these financial instruments. The Company deals with major institutions and believes these risks are minimal.

9. Segment information

The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.

(Expressed in United States Dollars)

10. Differences between Canadian GAAP and U.S. GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under US GAAP, for purposes of the ceiling test, future net cash flows from proved reserves, discounted at 10 percent over the remaining productive life, plus the lower of cost or estimated fair market value of unproven properties, net of future taxes, must exceed the net book value of such properties, net of future taxes and estimated site restoration, or a write down which is considered to be additional depletion, is required. Under Canadian GAAP, the ceiling test calculation is computed on an undiscounted basis and certain other future costs which are not considered under US GAAP, must be taken into consideration. The application of the US GAAP ceiling test in lieu of the Canadian GAAP ceiling test would not have changed the depletion recorded by the company in 2004, 2003 or 2002.

Under Canadian GAAP, the Company accounted for its stock-based compensation plan as described in Note 2 under which CICA Handbook Section 3870 was adopted for new awards effective January 1, 2003. The effect of this accounting change was that $17,660 was recorded as additional compensation expense for 2003. Prior to this change, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for 2002 or 2001. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standard Board (FASB) Statement 148 (see below) effective January 1, 2003, which allows the Company to record compensation expense for stock options granted in 2003 based on the estimated fair value of such options, using the prospective method. As of January 1, 2003, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes in 2003 would not be different than the expense recorded for Canadian GAAP purposes in 2003.

Prior to January 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under APB Opinion Number 25 and related interpretations, under which no compensation expense was required to be recognized in 2002 or 2001. For US GAAP purposes, pro forma net loss relating to stock option grants would have been increased by approximately $110,000 in 2002.

Under US GAAP the income tax calculation would be at enacted and not substantially enacted rates. There is no reportable difference from Canadian GAAP as no future income tax assets have been recognized.

Recent accounting pronouncements --

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (FASB 148), which provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of FASB 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results. The Company has adopted this statement in 2003.

(Expressed in United States Dollars)

FASB 148 requires the following disclosures for US GAAP purposes:

	Years ended December 31		
	2004	**2003**	**2002**
AS REPORTED			
Net (loss)	$ (194,909)	$ (13,649)	$ (111,999)
(Loss) per common share, as reported			
Basic	$ (0.01)	$ 0.00	$ 0.00
Diluted	$ (0.01)	$ 0.00	$ 0.00
Stock option compensation cost included in net (loss)	$ -	$ 17,660	$ -

PRO FORMA (as if the fair value method of accounting for stock option grants had been applied for all periods):

	2004	2003	2002
Net (loss)	$ (194,909)	$ (13,648)	$ (221,999)
(Loss) per common share, as reported			
Basic	$ (0.01)	$ 0.00	$ (0.01)
Diluted	$ (0.01)	$ 0.00	$ (0.01)
Additional stock option compensation included in net (loss) on a pro forma basis	$ -	$ -	$ 110,000

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.

(Expressed in United States Dollars)

On December 15, 2004, the FASB issued Statement No. 123 (Revised 2004), "Share-Based Payment" (FASB 123R). FASB 123R requires companies to calculate and record in the income statement the cost of equity instruments, such as stock options, awarded to employees for services rendered; pro-forma disclosure is no longer permitted. FASB 123R is required to be adopted in the first quarter of 2006. The Company's accounting for its stock option awards is already in substantial compliance with the provision of FASB 123R; the adoption of this standard is not expected to have a significant impact on the Company's financial statements.

In December 2004, the FASB issued Statement NO. 153, "Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" (FASB 153). FASB 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. FASB 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this standard is not expected to have a material impact on the Company's financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance in the year ended December 31, 2004. The MD&A was prepared as of April 22, 2005 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2004 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Texas, with minor oil production in Brown County, Texas. The West Thrifty project can be considered to be a development project. The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the company sold substantially all of its petroleum and natural gas properties. Although the company is still active in the State of Texas, with minor oil production from its interest in the West Thrifty Project in Brown County, in late 2004 the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S.

Sharpe has purchased an option (the "Option") from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Results of Operations

The net loss for the year ended December 31, 2004 was $194,909 as compared to $13,648 for the year ended December 31, 2003. The increase of $181,261 in the net loss for the year is primarily attributable to the sale of 32% of the Corporation's interest in the West Thrifty Unit during the year ended December 31, 2003. Expenses were $303,907 for the year ended December 31, 2004 as compared to $372,902 for the year ended December 32 2003. The decrease of $68,995 in the expenses of the Corporation for the year ended December 31, 2004 is attributable to, among other things, decreased operating expenses on the Corporation's properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance in the year ended December 31, 2004. The MD&A was prepared as of April 22, 2005 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2004 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Texas, with minor oil production in Brown County, Texas. The West Thrifty project can be considered to be a development project. The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the company sold substantially all of its petroleum and natural gas properties. Although the company is still active in the State of Texas, with minor oil production from its interest in the West Thrifty Project in Brown County, in late 2004 the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S.

Sharpe has purchased an option (the "Option") from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Results of Operations

The net loss for the year ended December 31, 2004 was $194,909 as compared to $13,648 for the year ended December 31, 2003. The increase of $181,261 in the net loss for the year is primarily attributable to the sale of 32% of the Corporation's interest in the West Thrifty Unit during the year ended December 31, 2003. Expenses were $303,907 for the year ended December 31, 2004 as compared to $372,902 for the year ended December 32 2003. The decrease of $68,995 in the expenses of the Corporation for the year ended December 31, 2004 is attributable to, among other things, decreased operating expenses on the Corporation's properties.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Liquidity and Capital Resources

The Corporation's cash balance as at December 31, 2004 was $34,557 compared to $62,231 as at December 31, 2003. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003 or 2004. Current assets as at December 31, 2003 were $209,531. Current assets as at December 31, 2004 were $81,484 representing a decrease from 2003 of $128,047 and results primarily from a decrease in Notes Receivable representing the final payments from the sale of the 32% working interest in the West Thrifty property. Current liabilities as at December 31, 2003 were $106,588 compared to $173,450 as at December 31, 2004. This increase is the result of an in crease in trade payables from $61,979 in 2003 to $96,937 in 2004 as well as an increase in Due to Related Party from $44,609 in 2003 to $76,515 in 2004.

The cash provided by operating activities was $159,527 for the year ended December 31, 2003 compared to cash provided by operations of $108,998 for the same period in 2004. The decrease in cash provided by operating activities was primarily due to decreased production in the West Thrifty project. With decreased production came decreased expenses with Operating & Administrative Expenses of $372,902 in 2003 compared to $303,907 in 2004. The fact that little change in the cash position of the Corporation during 2004 compared to the same period in 2003 is due to rate of change in the Corporation's financing activities and the lack of significant improvements in the oil production cash flow from the Corporation's properties during this period.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 35,184,803 are outstanding as at December 31, 2004. As at December 31, 2004 the Corporation had outstanding options to purchase 3,250,000 common shares with exercise prices from C$0.10-0.15 per share and expiration dates ranging from May 2005 to May 2008. There were no warrants outstanding at December 31, 2004.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2004	**2003**	**2002**
Selected Operating Data			
Oil & Gas Revenue	$108,998	$159,527	$55,631
Production Costs	($202,395)	($253,638)	($237,800)
Expenses	($101,512)	($119,264)	($79,511)
Gain on Settlement of Debt	$0	$0	$149,681
Net Income (Loss) for the period	($194,909)	($13,648)	($111,999)
Earnings (Loss) per share basic	($0.01)	($0.00)	($0.00)
Earnings (Loss) per share diluted	($0.01)	($0.00)	($0.00)

	2004	**2003**	**2002**
Selected Balance Sheet Data			
Total Assets	$159,609	$209,531	$162,406
Long Term Debt	($664,533)	($664,533)	($664,533)
Capital Stock	($10,999,986)	($10,921,861)	($10,921,861)
Deficit	($11,709,520)	($11,514,611)	($11,500,963)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	2004				2003			
	3 Mos. Ending March 31	6 Mos. Ending June 30	9 Mos. Ending Sept 30	12 Mos. Ending Dec 31	3 Mos. Ending March 31	6 Mos. Ending June 30	9 Mos. Ending Sept 30	12 Mos. Ending Dec 31
Revenue	$14,800	$33,148	$33,148	$108,998	$25,924	$66,820	$112,674	$159,527
Expenses	($119,852)	($153,351)	($172,157)	($303,907)	($101,990)	($185,123)	($214,791)	($372,902)
Net Income (Loss)	($105,052)	($120,203)	($139,009)	($194,909)	($76,066)	($118,303)	$97,883	($13,648)
Net Income (Loss) per Common share (basic and diluted)	($0.00)	($0.00)	($0.00)	($0.01)	($0.00)	($0.00)	($0.00)	($0.00)

Transactions with Related Parties

The following is a summary of the related party transactions of the Corporation during the financial year ended of the Corporation December 31, 2004:

1.

	2004	2003
Due from related party*	$21,547	$33,070
Due to related party*	$76,515	$44,609

*These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

2. Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director.

Changes in Accounting Policies

The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new options awards granted on or after January 1, 2003. The fair value compensation expense recorded for the year ended December 31, 2003 was $17,660 using the Black-Scholes pricing model (see note 4(e) of the 2004 audited financial statements). The pro-forma expense, using the intrinsic value based method, for awards granted for the year ended December 31, 2002 was $110,000. During the year no options were granted and none vested in the current year.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient production to maintain ongoing profitability. The Corporation's ability to acquire and develop new oil and gas properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.sharpe-resources.com.



Roland M. Larsen
President

Heathsville, VA
April 22, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance in the year ended December 31, 2004. The MD&A was prepared as of April 22, 2005 and should be read in conjunction with the audited annual financial statements for the year ended December 31, 2004 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Texas, with minor oil production in Brown County, Texas. The West Thrifty project can be considered to be a development project. The Company is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the company sold substantially all of its petroleum and natural gas properties. Although the company is still active in the State of Texas, with minor oil production from its interest in the West Thrifty Project in Brown County, in late 2004 the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western U.S.

Sharpe has purchased an option (the "Option") from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Results of Operations

The net loss for the year ended December 31, 2004 was $194,909 as compared to $13,648 for the year ended December 31, 2003. The increase of $181,261 in the net loss for the year is primarily attributable to the sale of 32% of the Corporation's interest in the West Thrifty Unit during the year ended December 31, 2003. Expenses were $303,907 for the year ended December 31, 2004 as compared to $372,902 for the year ended December 32 2003. The decrease of $68,995 in the expenses of the Corporation for the

year ended December 31, 2004 is attributable to, among other things, decreased operating expenses on the Corporation's properties.
As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Liquidity and Capital Resources

The Corporation's cash balance as at December 31, 2004 was $34,557 compared to $62,231 as at December 31, 2003. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003 or 2004. Current assets as at December 31, 2003 were $209,531. Current assets as at December 31, 2004 were $81,484 representing a decrease from 2003 of $128,047 and results primarily from a decrease in Notes Receivable representing the final payments from the sale of the 32% working interest in the West Thrifty property. Current liabilities as at December 31, 2003 were $106,588 compared to $173,450 as at December 31, 2004. This increase is the result of an in crease in trade payables from $61,979 in 2003 to $96,937 in 2004 as well as an increase in Due to Related Party from $44,609 in 2003 to $76,515 in 2004.

The cash provided by operating activities was $159,527 for the year ended December 31, 2003 compared to cash provided by operations of $108,998 for the same period in 2004. The decrease in cash provided by operating activities was primarily due to decreased production in the West Thrifty project. With decreased production came decreased expenses with Operating & Administrative Expenses of $372,902 in 2003 compared to $303,907 in 2004. The fact that little change in the cash position of the Corporation during 2004 compared to the same period in 2003 is due to rate of change in the Corporation's financing activities and the lack of significant improvements in the oil production cash flow from the Corporation's properties during this period.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 35,184,803 are outstanding as at December 31, 2004. As at December 31, 2004 the Corporation had outstanding options to purchase 3,250,000 common shares with exercise prices from C$0.10-0.15 per share and expiration dates ranging from May 2005 to May 2008. There were no warrants outstanding at December 31, 2004.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2004	**2003**	**2002**
Selected Operating Data			
Oil & Gas Revenue	$108,998	$159,527	$55,631
Production Costs	($202,395)	($253,638)	($237,800)
Expenses	($101,512)	($119,264)	($79,511)
Gain on Settlement of Debt	$0	$0	$149,681
Net Income (Loss) for the period	($194,909)	($13,648)	($111,999)
Earnings (Loss) per share basic	($0.01)	($0.00)	($0.00)
Earnings (Loss) per share diluted	($0.01)	($0.00)	($0.00)

	2004	**2003**	**2002**
Selected Balance Sheet Data			
Total Assets	$159,609	$209,531	$162,406
Long Term Debt	($664,533)	($664,533)	($664,533)
Capital Stock	($10,999,986)	($10,921,861)	($10,921,861)
Deficit	($11,709,520)	($11,514,611)	($11,500,963)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	2004				2003			
	3 Mos. Ending March 31	6 Mos. Ending June 30	9 Mos. Ending Sept 30	12 Mos. Ending Dec 31	3 Mos. Ending March 31	6 Mos. Ending June 30	9 Mos. Ending Sept 30	12 Mos. Ending Dec 31
Revenue	$14,800	$33,148	$33,148	$108,998	$25,924	$66,820	$112,674	$159,527
Expenses	($119,852)	($153,351)	($172,157)	($303,907)	($101,990)	($185,123)	($214,791)	($372,902)
Net Income (Loss)	($105,052)	($120,203)	($139,009)	($194,909)	($76,066)	($118,303)	$97,883	($13,648)
Net Income (Loss) per Common share (basic and diluted)	($0.00)	($0.00)	($0.00)	($0.01)	($0.00)	($0.00)	($0.00)	($0.00)

Transactions with Related Parties

The following is a summary of the related party transactions of the Corporation during the financial year ended of the Corporation December 31, 2004:

1.

	2004	2003
Due from related party*	$21,547	$33,070
Due to related party*	$76,515	$44,609

*These amounts were both advanced to and are advanced from Royal Standard Minerals Inc. Also included is a payment of $25,500 made from a director to the company.

2. Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada, in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125. To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

Royal Standard Minerals Inc. and the company are related by virtue of a common officer and director.

Changes in Accounting Policies

The CICA Handbook Section 3870, Stock-based compensation and other stock-based payments requires that compensation of option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company as permitted by CICA Handbook Section 3870 has adopted this section prospectively for new options awards granted on or after January 1, 2003. The fair value compensation expense recorded for the year ended December 31, 2003 was $17,660 using the Black-Scholes pricing model (see note 4(e) of the 2004 audited financial statements). The pro-forma expense, using the intrinsic value based method, for awards granted for the year ended December 31, 2002 was $110,000. During the year no options were granted and none vested in the current year.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient production to maintain ongoing profitability. The Corporation's ability to acquire and develop new oil and gas properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.sharpe-resources.com.



Roland M. Larsen, President
Heathsville, VA
April 22, 2005

Corporate Information

Officers and Directors

Roland M. Larsen
President & Director
Heathsville, Virginia

Kimberly Koerner
Director
Brambleton, Virginia

Troy Koerner
Director
Brambleton, Virginia

Corporate Office

3258 Mob Neck Road
Heathsville, Virginia 22473
Telephone (804) 580-8107
Fax (804) 580-4132

Visit our web site:
http://www.sharpe-resources.com

Auditors

McCarney Greenwood, LLP
10 Bay Street, Suite 900
Toronto, Ontario
M5J 2R8

Bankers

Royal Bank of Canada
Toronto, Ontario

Legal Counsel

Gary Sugar L.L.P.
390 Bay Street, Suite 1610
Toronto, Ontario
M5H 2Y2

Share Listing

NEX: SHO.H

OTC Bulletin Board: SHGPF

C.U.S.I.P. #82001L10

SHARPE RESOURCES CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of Sharpe Resources Corporation (the "Corporation") will be held at The Toronto Board of Trade, 1 First Canadian Place, 4th Floor, Room D, Toronto, Ontario, M5X 1C1, on Wednesday June 15, 2005 at the hour of 2:30 o'clock in the afternoon (Toronto time) for the following purposes:

1. To receive and consider the audited financial statements of the Corporation for the twelve months ended January 31, 2005, together with a report of the auditors thereon;

2. to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected;

3. To appoint auditors and to authorize the directors to fix their remuneration;

4. To consider, and if deemed appropriate, pass, with or without variation, a resolution approving the Corporation's rolling stock option plan as summarized in the Management Information Circular and Proxy Statement;

5. to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Management Information Circular and Proxy Statement which accompanies this Notice of Meeting. Shareholders who are unable to attend the Annual & Special Meeting of Shareholders in person are requested to complete the enclosed form of proxy and return it to Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3, by no later than 5:00 p.m. (Toronto time) AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) preceding the date of the Meeting or the date of any adjournment thereof.

DATED at Toronto, Ontario this 6th day of May, 2005.

BY ORDER OF THE BOARD

(signed) **"Roland Larsen"**

ROLAND LARSEN,
President

SHARPE RESOURCES CORPORATION

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT APRIL 27, 2005.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of Sharpe Resources Corporation (the "Corporation") for use at the annual and special meeting (the "Meeting") of the shareholders of the Corporation to be held at the time and place and for the purposes set forth in the accompanying notice of meeting dated May 6, 2005 (the "Notice of Meeting"), and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation. The cost of solicitation will be borne by the Corporation.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 2/3 will be required.

The persons named in the accompanying Proxy are representatives of the Corporation. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

Only those shareholders or intermediaries as of the date of the Meeting shall be entitled to vote at the Meeting or any adjournment thereof. A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Corporation being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY THE MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the Management of the Corporation was not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the Management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, EQUITY TRANSFER SERVICES INC., SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO M5H 3V5, AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocations can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Corporation at 56 Temperance Street, 4th Floor, Toronto, Ontario M5H 3V5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The directors of the Corporation (the "Directors") have fixed April 27, 2005, at the close of business, as the record date for the determination of the shareholders entitled to receive notice of and vote at the Meeting. All holders of at least one common share of the Corporation on such record date will have the right to vote on each matter to be acted upon at the Meeting, except to the extent that a person has transferred any of his shares after such record date and the transferee of those shares (i) produces properly endorsed share certificates, or (ii) otherwise establishes that he owns the shares and demands, not later than ten days before the Meeting, that his name be included in the list of shareholders eligible to vote at the Meeting. In such case, the transferee will be entitled to vote such shares on each matter to be acted upon at the Meeting.

As of April 27, 2005, 35,184,803 common shares of the Corporation were outstanding, each carrying the right to one vote per common share.

To the knowledge of the Directors and Senior Officers of the Corporation, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation which have the right to vote in all circumstances.

Name of Shareholder	Number of Common Shares Owned	Percentage of Common Shares Outstanding (1)
CDS & Co., Toronto, Ontario	23,771,366	67.6%

Notes:

(1) Based on 35,184,803 Common Shares issued and outstanding as at the date hereof.

(2) This is a nominee account. To the knowledge of the Corporation, there is no beneficial ownership of these shares by this nominee. The shares are held by a number of securities dealers and other intermediaries holding shares on behalf of their clients who are the beneficial owners.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a Director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On", except as disclosed herein.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

The articles of the Corporation stipulate that the Board shall consist of a minimum of 3 directors and a maximum of 7 directors, as determined by the Board from time to time. The size of the Board has been set at 3 directors. The Board may increase or decrease the number of directors between the minimum and the maximum number and may fill vacancies in certain circumstances. Holders of at least a majority of the common shares represented and voting at the Meeting or any adjournment thereof will be asked to appoint the directors. The persons named in the enclosed form of proxy intend to vote FOR the nominees whose names are set forth below on any ballot that may be called for unless authority to do so is withheld. Management of the Corporation does not contemplate that any of the nominees named below will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, where the proxy is granted to the management nominees, the nominees reserve the right to vote for other nominees in their discretion unless directed to withhold from voting. Each director will hold office until the next annual meeting or until his or her successor is elected or appointed.

Nominees

The following table states the name of each person proposed to be nominated for election as a director, the year in which the person first became a director of the Corporation, the number of common shares of the Corporation beneficially owned or over which control or direction, directly or indirectly, was exercised by that person as of the date hereof, the person's principal occupation and employment and membership on committees of the Board. All of the nominees are directors elected at the last annual and special meeting of shareholders of the Corporation. During the past five years, all of the nominees have held the principal business affiliations as noted opposite their respective names:

Name and Municipality of Residence	Office Held	Director Since	Principal Occupation	Number of Common Shares Beneficially Owned or Over Which Control is Exercised (1)
Roland M. Larsen[2], Richmond, Virginia	President and Director	1993	Same as Office Held. Also President, CEO and director of Royal Standard Minerals Inc., a mineral exploration company.	1,532,500
Kimberly Koerner[2], Brambleton, Virginia	Treasurer and Director	2002	Since February 1, 2000, Executive Assistant with Argent Ventures, LLC; prior thereto Secretary of the Corporation and of Royal Standard Minerals Inc.	70,000
Troy Koerner[2], Brambleton, Virginia	Director	2002	Since August, 2002 Analyst with E-Trade Advisory Services Inc.[3]	30,000

Notes:

(1) The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the Corporation has been furnished by the respective nominees individually. Directors may also receive options. See "Executive Compensation - Compensation of Directors".

(2) Member of Audit Committee.

Each of the directors of the Corporation has been engaged in his or her present occupation or similar position with his or her present employer or the predecessor or affiliate thereof during the past five years.

The foregoing table provides the approximate number of shares of the Corporation carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada. Details of remuneration paid to the Corporation's executive officers are set out under the heading "Remuneration of the Management and Executive Compensation" below.

MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR, BUT IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THE DISCRETION OF MANAGEMENT UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT

HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

APPOINTMENT OF AUDITORS

The Board of Directors proposes that McCarney Greenwood LLP, Chartered Accountants, be appointed as auditors of the Corporation to hold office until the next annual meeting of shareholders at such compensation as may be fixed by the directors. McCarney Greenwood LLP, Chartered Accountants, has been the auditor of the Corporation since January 15, 2004. Shareholders will be asked at the Meeting to approve the reappointment of the auditors and such reappointment will become effective only if approved by holders of at least a majority of the common shares represented and voting at the Meeting or any adjournment thereof.

ALL PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ELECTION OF MCCARNEY GREENWOOD LLP, CHARTERED ACCOUNTANTS, AS AUDITOR FOR THE ENSUING YEAR UNLESS THE PROXIES ARE DIRECTED TO BE WITHHELD ON THE VOTING FOR AUDITOR.

AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The charter of the Corporation's audit committee charter is as follows:

1. **Establishment of Audit Committee:** The board of directors of the Corporation hereby establishes a committee to be called the Audit Committee. The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

a) Identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;
b) Monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
c) Monitor the independence and performance of the Corporation's external auditors;
d) Provide an avenue of communication among the external auditors, management and the Board of Directors.

The Audit Committee had the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Corporation's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

2. **Membership:** The Audit Committee shall be composed of three members or such greater number as the board of directors may from time to time determine. Members shall be appointed annually from among the members of the board of directors. The Chair of the Audit Committee shall be appointed by the board of directors. All members of the Audit Committee shall be financially literate. An Audit Committee member who is not financially literate may be appointed to the Audit Committee provided that the member becomes financially literate within a reasonable period of time.

3. **Mandate:** The Audit Committee shall, in addition to any other duties and responsibilities specifically assigned or delegated to it from time to time by the board of directors:

a) Meet with the independent external auditors (the "auditors") and the senior management of the Corporation to review the year-end audited financial statements of the Corporation which require approval by the board of directors, prior to the issuance of any press release in respect thereof;
b) Review with senior management and, if necessary, the auditors, the interim financial statements of the Corporation prior to the issuance of any press release in respect thereof;
c) Review the MD&A and press releases containing financial results of the Corporation;
d) Review all prospectuses, material change reports and annual information forms;
e) Review the audit plans and the independence of the auditors;
f) Meet with the auditors independently of management;
g) In consultation with senior management, review annually and recommend for approval by the board of directors:
    (i) the appointment of auditors at the annual general meeting of shareholders of the Corporation;
    (ii) the remuneration of the auditors; and
    (iii) pre-approve all non audit services to be provided to the Corporation by the external auditor;
h) review with the auditors:
    (i) the scope of the audit;
    (ii) significant changes in the Corporation's accounting principles, practices or policies; and
    (iii) new developments in accounting principles, reporting matters or industry practices which may materially affect the financial statements of the Corporation;
i) review with the auditors and senior management the results of the annual audit, and make appropriate recommendations to the board of directors, having regard to, among other things:
    (i) the financial statements;
    (ii) management's discussion and analysis and related financial disclosure contained in continuous disclosure documents;
    (iii) significant changes, if any, to the initial audit plan;
    (iv) accounting and reporting decisions relating to significant current year events and transactions;
    (v) the audit findings report and management letter, if any, outlining the auditors' findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and
    (vi) any other matters relating to the conduct of the audit, including the review and opportunity to provide comments in respect of any press releases announcing year end financial results prior to issue and such other matters which should be communicated to the Audit Committee under generally accepted auditing standards;
j) Review with the auditors the adequacy of management's internal control procedures and management information systems and inquiring of management and the auditors about significant risks and exposures to the Corporation that may have a material adverse impact on the Corporation's financial statements, and inquiring of the auditors as to the efforts of management to mitigate such risks and exposures;
k) Monitor policies and procedures for reviewing directors' and officers' expenses and perquisites, and inquire about the results of such reviews;

l) Review and approve written risk management policies and guidelines including the effectiveness of the overall process for identifying the principal risks affecting financial reporting;

m) Review issues relating to legal, ethical and regulatory responsibilities to monitor management's efforts to ensure compliance Including any legal matters that could have a significant impact on the Corporation's financial statements, the Corporation's compliance with applicable laws and regulations and inquiries received from regulators of governmental agencies; and,

n) Establish procedures for:
   a. the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and
   b. the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

4. **Administrative Matters:** The following general provisions shall have application to the Audit Committee:

a) A quorum of the Audit Committee shall be the attendance of two members thereof present in person or by telephone. No business may be transacted by the Audit Committee except at a meeting of its members at which a quorum of the Audit Committee is present or by a resolution in writing signed by all the members of the Audit Committee. Meetings of the Audit Committee shall be held at least annually and more often as the Chair of the Audit Committee may determine;

b) Any member of the Audit Committee may be removed or replaced at any time by resolution of the directors of the Corporation. A member of the Audit Committee shall ipso facto cease to be a member of the Audit Committee upon ceasing to be a director of the Corporation. The board of directors, upon recommendation of the Corporate Governance Committee, may fill vacancies on the Audit Committee by appointment from among its members. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, each member of the Audit Committee shall hold such office until the close of the annual general meeting of shareholders of the Corporation next following the date of appointment as a member of the Audit Committee or until a successor is duly appointed. Any member of the board of directors who has served as a member of the Audit Committee may be re-appointed as a member of the Audit Committee following the expiration of his term;

c) The Audit Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend at meetings of the Audit Committee and to assist thereat in the discussion of matters being considered by the Audit Committee. The independent auditor of the Corporation is to appear before the Audit Committee when requested to do so by the Audit Committee;

d) The time at which and the place where the meetings of the Audit Committee shall be held, the calling of meetings and the procedure at such meetings shall be determined by the Audit Committee, having regard to the by-laws of the Corporation. A meeting of the Audit Committee may be held at any time without notice if all of the members are present or, if any members are absent, those absent have waived notice or otherwise signified their consent in writing to the meeting being held in their absence;

e) The Chair shall preside at all meetings of the Audit Committee and shall have a second and deciding vote in the event of a tie, provided that, in the event of a tie vote when only two members of the Audit Committee are present at a particular meeting, the matter shall be resolved by a future vote of members of the Audit Committee at which more than two members are present. In the absence of the Chair, the other members of the Audit Committee shall appoint one of their members to act as Chair for the particular meeting;

f) Notice of meetings of the Audit Committee may be given to the auditor of the Corporation and shall be given in respect of meetings relating to the annual audited financial statements. The auditor has the right to appear before and to be heard at any meeting of the Audit Committee. Upon the request of the auditor, the Chair of the Audit Committee shall convene a meeting of the Audit Committee to consider any matters which the auditor believes should be brought to the attention of the directors or shareholders of the Corporation;
g) The Audit Committee shall report to the directors of the Corporation on such matters and questions relating to the financial position of the Corporation or any affiliates of the Corporation as the directors of the Corporation may from time to time refer to the Audit Committee;
h) The members of the Audit Committee shall, for the purpose of performing their duties, have the right of inspecting all the books and records of the Corporation and its affiliates and of discussing such books and records in any matter relating to the financial position of the Corporation with the officers, employees and auditor of the Corporation and its affiliates;
i) Minutes of the Audit Committee will be recorded and maintained and the Chair of the Audit Committee will report to the board of directors on the activities of the Audit Committee and/or the minutes will promptly be circulated to the directors who are not members of the Audit Committee or otherwise made available at the next meeting of directors;
j) The Chair of each meeting of the Audit Committee shall appoint a person to act as recording secretary to keep the minutes of the meeting. The recording secretary need not be a member of the Audit Committee;
k) Unless the Audit Committee has been provided with express instructions from the board of directors, the Audit Committee shall function primarily to make assessments and determinations with respect to the purposes mandated herein and its decisions shall serve as recommendations for consideration by the board of directors.

Composition of the Audit Committee

The composition of the Corporation's Audit Committee is as set forth in section 2 of the Audit Committee's charter, above. Each of the members is financially literate. None of the members of the Audit Committee is independent. The Corporation is relying on the exemptions in section 6.1 in Multilateral Instrument 52-110 "Audit Committees".

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, every recommendation of the Audit Committee to nominate or compensate an external auditor was adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit committee has not adopted any specific policies and procedures for the engagement of non-audit services.

EXTERNAL AUDITOR SERVICE FEES

Audit Fees

The aggregate fees billed by the Corporation's external auditor in each of the years ending December 31, 2004 and December 31, 2003, for audit services was $23,000 and $23,000, respectively.

Audit Related Fees

The aggregate fees billed by the Corporation's external auditor in each of the years ending December 31, 2004 and December 31, 2003, for assurance and related services by the Corporation's external auditor that were reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported above under the heading **"Audit Fees"** was $nil and $nil, respectively.

Tax Fees
The aggregate fees billed by the Corporation's external auditor in each of the years ending December 31, 2004 and December 31, 2003, for tax compliance, tax advice, and tax planning services was $2,000 and $2,000, respectively.

All Other Fees
The aggregate fees billed by the Corporation's external auditor in each of the years ending December 31, 2004 and December 31, 2003, for all other services other than as described above under Audit Fees, Audit Related Fees, and Tax Fees was $nil and $nil, respectively.

Reliance on Exemptions
The Corporation is relying on the exemption in section 6.1 in Multilateral Instrument 52-110 "Audit Committees".

REMUNERATION OF THE MANAGEMENT AND EXECUTIVE COMPENSATION

The following table summarizes, for the three most recently completed financial years of the Corporation, information concerning the compensation earned by the Chief Executive Officer of the Corporation, the Chief Financial Officer of the Corporation, each the Corporation's three most highly compensated executive officers of the Corporation who was serving as an executive officer as at the end of the most recently completed financial year or who was not serving as an officer of the Corporation at the end of the most recently completed financial year-end, and whose aggregate compensation exceeded $150,000, (the "Named Executive Officer").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Roland Larsen, President	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	431,000[1]	Nil	Nil	Nil
	2002	Nil	Nil	Nil	1,000,000[2]	Nil	Nil	Nil

Notes:
(1) Options to acquire Common Shares at an exercise price of $0.10 per share expiring May 8, 2008
(2) Options to acquire 600,000 Common Shares at an exercise price of $0.10 per share expiring May 8, 2007, and 400,000 Common Shares at an exercise price of $0.10 per share expiring May 13, 2007

STOCK OPTION PLAN

The Corporation maintains a stock option plan (the "Stock Option Plan") which was approved by the shareholders of the Corporation at its last annual meeting. The Stock Option Plan is a "rolling" plan under which up to 10% of the issued and outstanding Common Shares of the Corporation from time to time, subject to adjustment in certain circumstances, may be issued. The purpose of the Stock Option Plan is to develop the interest of bona fide officers, directors, employees, management company employees, and consultants of the Corporation in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation.

Exchange policy requires that the stock option plan be approved by the shareholders of the Corporation at each annual general meeting. ALL PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED FOR APPROVAL OF THE STOCK OPTION PLAN, UNLESS INSTRUCTIONS TO THE CONTRARY ARE GIVEN. SHAREHOLDERS WILL BE ASKED TO CONSIDER, AND IF THOUGHT FIT A RESOLUTION APPROVING THE STOCK OPTION PLAN, SUBSTANTIALLY AS ATTACHED IN SCHEDULE "A".

The following table lists the individual grants of options and SARs made during the most recently completed financial year to each Named Executive Officer.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Nil					

The following table lists each exercise of options and SARs during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options and SARs, on an aggregated basis.

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at Financial Year-End ($) Exercisable/ Unexercisable

Roland Larsen	Nil	Nil	1,650,000 / 0	Nil / Nil

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	3,250,000	$0.103	268,480
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil
Total	3,250,000		268,480

There are no employment contracts between either the Corporation or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Corporation or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

$Nil was paid to directors during the fiscal year ended December 31, 2004.

Except as disclosed in the audited financial statements of the Corporation accompanying this Information Circular, none of the Directors or Senior Officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of such persons, are or have been indebted to the Corporation at any time since the beginning of the Corporation's last completed financial year.

The Corporation has no pension plan.

INTEREST OF THE MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Corporation, nor any proposed nominee for election as a Director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation, except as disclosed herein and the financial statements attached hereto.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

GENERAL

Except where otherwise indicated, information contained herein is given as of April 15, 2005. The contents and sending of this Information Circular to the shareholders of the Corporation have been approved by the board of directors of the Corporation.

DATED this 6th day of May, 2005.
ON BEHALF OF THE BOARD OF DIRECTORS

Signed (Roland M. Larsen)
Director

SCHEDULE A

SHARPE RESOURCES CORPORATION

STOCK OPTION PLAN

1. Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of bona fide Officers, Directors, Employees, Management Company Employees, and Consultants of Sharpe Resources Corporation and its subsidiaries (collectively, the "Corporation") in the growth and development of the Corporation by providing them with the opportunity through stock options to acquire an increased proprietary interest in the Corporation.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of Directors appointed from time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors.

3. Granting of Options

The Committee may from time to time designate bona fide Directors, Officers, Employees, Management Company Employees and Consultants of the Corporation (or in each case their personal holding companies) (collectively, the "Optionees"), to whom options ("Options") to purchase common shares ("Common Shares") of the Corporation may be granted, and the number of Common Shares to be optioned to each, provided that:

(a) the total number of Common Shares issuable pursuant to the Plan shall not exceed 10% of the issued and outstanding Common Shares, subject to adjustment as set forth in section 10 hereof, and further subject to the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange (the "TSX Venture");

(b) the number of Common Shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the Outstanding Common Shares;

(c) the number of Common Shares reserved for issuance, within a one-year period, to any one Consultant of the Corporation may not exceed 2% of the Outstanding Common Shares;

(d) the aggregate number of Common Shares reserved for issuance, within a one-year period, to Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares; and

(e) In the case of Options granted to Employees, Consultants, or Management Company Employees, the Corporation represents that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

4. Vesting

The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting.

5. Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture. In the event that the Corporation proposes to reduce the Exercise Price of Options granted to an Optionee who is an Insider of the Corporation at the time of the proposed amendment, said amendment shall not be effective until disinterested shareholder approval has been obtained in respect of said Exercise Price reduction.

6. Option Terms

The period during which an Option is exercisable shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant, but subject to the rules of any stock exchange or other regulatory body having jurisdiction (presently restricted to five years). Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable or transferable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the Option shall terminate on the date determined by the Committee, which date shall not be later than the earlier of the expiry date of the Option and 1 Year from the date of death (the "Termination Date");

(b) if the Optionee shall no longer be a Director or Officer of, be in the employ of, or be providing ongoing management or consulting services to the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date"), not in excess of 90 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a Director, Officer or Employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be; and

(c) if the Option is granted to an Optionee who is engaged in Investor Relations Activities on behalf of the Corporation, the Option shall terminate on the earlier of the expiry date of the Option and the expiry of the period (the "Termination Date"), not in excess of 30 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to provide ongoing Investor Relations Activities;

provided that the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date shall be the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an Officer, Director or Employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

7. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office, or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased.

8. Mergers, Amalgamation and Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated within or with another corporation or shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation, the Corporation shall, subject to this Section 8, make provision that, upon exercise of an Option during its un-expired period after the effective date of such merger, amalgamation or sale, the Optionee shall receive such number of shares of the continuing successor corporation in such merger or amalgamation or the securities or shares of the purchasing corporation as the Optionee would have received as a result of such merger, amalgamation or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, ama lgamation or sale and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

9. Termination of Option in the Event of Take-Over Bid

In the event a take-over bid (as defined in the *Securities Act* (British Columbia), which is not exempt from the take-over bid requirements of Part 13 of the *Securities Act* (British Columbia) (or its replacement or successor provisions) shall be made for the Common Shares of the Corporation, the Corporation may in the agreement providing for the grant of Options herein provide that the Corporation may require the disposition by the Optionee and the termination of any obligations of the Corporation to the Optionee in respect of any Options granted by paying to the Optionee in cash the difference between the exercise price of unexercised Options and the fair market value of the securities to which the Optionee would have been entitled upon exercise of the unexercised Options on such date, which determination of fair market value shall be conclusively made by the Committee, subject to approval by the stock exchanges upon which the Common Shares are then listed, if required by such exchanges. Upon payment as aforesaid, the Options shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.

10. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted or to be granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares of the Corporation resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares of the Corporation, the payment of stock dividends by the Corporation, or other relevant changes in the capital of the Corporation.

11. Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the Exercise Price, provisions as to vesting and expiry, and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve, or authorize the officers of the Corporation to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen, and the rules of any regulatory body having jurisdiction over the Corporation.

12. Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval shall be conditional upon such approval being given, and no such Options may be exercised unless such approval, if required, is given.

13. Amendment or Discontinuance of the Plan

The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan, and provided further that any amendment to the Plan will require the prior consent of the TSX Venture Exchange, or such other or additional stock exchange on which the Common Shares are listed for trading.

14. Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefor in accordance with the terms of the Option, and the issuance of Common Shares there under will not require a resolution or approval of the Board of Directors of the Corporation.

15. Prior Plans

This Plan entirely replaces and supersedes prior share option plans enacted by the Board of Directors of the Corporation, or its predecessor corporations.

16. Definitions

(a) In this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the TSX Venture Exchange, and in particular, in policies 1.1 and 4.4 of said Corporate Finance Manual.

(b) "Outstanding Common Shares" at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the TSX Venture Exchange.

17. Effective Date

This Plan is effective from later of May 14, 2004 and Exchange acceptance of the Plan.